FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of July 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                1-5 Midford Place
                                 London W1T 5BH
                                     England

                     --------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                    ----         -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X_

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

                   FORWARD LOOKING AND CAUTIONARY STATEMENTS

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CORDIANT COMMUNICATIONS GROUP PLC
                                                     (Registrant)


                               By:      /s/  David Hearn
                                       ----------------------------------------
                               Title:  Director and Chief Executive Officer

Date:    July 9, 2003

                                                                      Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC

                                  ("Cordiant")


                               NOTIFIABLE HOLDINGS


On 8 July 2003 from lawyers acting for Mme N Ojjeh, a letter from Mme N Ojjeh dated 5 July 2003, stating that she had built a stake in the Company during the period from 10 June 2003 to 4 July 2003 of approximately 10.75%. The letter stated that Mme N Ojjeh's interest in Cordiant is held directly in her name, through members of her immediate family, and through an offshore entity controlled by her. Amongst other matters set out in the letter Mme N Ojjeh confirmed that she has not had any contact at this time with Active Value. The Company understands from this letter that Mme N Ojjeh will be making full disclosure of her interests and dealings in the Company.


                                                                    8 July 2003



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College Hill                                              Tel: +44 207 457 2020
Alex Sandberg
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